Filed by Palm, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Handspring, Inc.

Registration Statement File No.: 333-106829

On September 3, 2003, Palm issued a press release announcing that it would offer Palm stockholders the option of receiving the content of proxy statements, annual reports and related materials in electronic form via email. The text of the press release follows.

CONTACTS:

Marlene Somsak, media relations

408.503.2592

marlene.somsak@corp.palm.com

Brad Driver, investor relations

408.503.2943

brad.driver@corp.palm.com

Palm Offers Stockholders

Electronic Document Delivery

Voluntary Program Spares ~700-page Palm Proxy Mailing

MILPITAS, Calif., Sept. 3, 2003 — Palm, Inc. (Nasdaq: PALM) today announced an easy way for its stockholders to receive the content from proxy statements, annual reports and related materials in electronic form via email, eliminating the need for hard-copy mailed materials. Stockholders who choose to participate must provide their consent and have an active email account.

“As we draw near to finalizing proxy materials and other documentation associated with the proposed spin-off of PalmSource and the acquisition of Handspring, Inc., it became clear that the estimated 2-pound, 700-page mailing to some 350,000 stockholders is not only costly, but can be viewed by some as a waste of paper,” said Judy Bruner, Palm’s chief financial officer. “Electronic delivery of stockholder materials is cost-effective, environmentally sound and faster. Electronic storage and disposal are superior to paper, too, and stockholders can ‘search’ for subjects of interest vs. wade through pages.”

Palm stockholders who hold shares in “street name” — through a brokerage — can register for online delivery of materials at http://ir.palm.com and follow the link to “Electronic Document Delivery.”

Palm announced June 4 that its board of directors had authorized a transaction involving the spin-off of PalmSource, Inc., the company’s subsidiary responsible for creating and licensing the Palm OS® platform, and the acquisition of Handspring, Inc., by Palm. This transaction is subject to stockholder approval at a meeting Palm expects to schedule for this fall.

700-page Proxy and Annual Package

Stockholders who do not participate in electronic delivery of materials from Palm should expect to receive approximately 700 pages, weighing about 2 pounds, of printed materials related to the proposed spin-off and the merger, as well as the annual proxy and annual report.

While Palm is publicizing this option in advance of its anticipated mailing of proxy materials, participation in the program extends to other companies’ mailings for “beneficial” stockholders, or those who hold shares in “street name,” through a brokerage account. Therefore, a participating stockholder who owns shares in, say, 10 companies via an account with a brokerage would find that all 10 companies represented in that specific account would then send their stockholder communications electronically. If a stockholder has multiple accounts within a single brokerage or with multiple brokerages, separate electronic consents are required for each account.

Whether stockholders receive their proxy materials electronically or via traditional mail, they can vote their shares electronically by going to www.proxyvote.com once the voting period begins. Instructions for online voting will be found in the proxy materials on the voting-instruction form as well as on www.proxyvote.com.

Stockholders who do not choose electronic delivery will continue to receive stockholder communications via postal service or other hard-copy mail service.

About Palm, Inc.

Information about Palm, Inc. is available at http://www.palm.com/aboutpalm.

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Additional Information and Where to Find It

On July 3, 2003, in connection with the proposed reorganization transaction involving Palm, PalmSource and Handspring, Palm filed with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. In addition, on July 3, 2003, PalmSource filed with the SEC a Registration Statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings, and any amendments to these filings, because they contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Palm by contacting of Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com). Investors and security holders may obtain free copies of the documents filed with the SEC by Handspring by contacting Handspring Investor Relations (Bill Slakey at 650.230.5000 or bslakey@Handspring.com). Investors and security holders may obtain free copies of the documents filed with the SEC by PalmSource by contacting PalmSource Investor Relations (Al Wood at 408.400.3000 or Al.Wood@Palmsource.com).

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the proxy statement/prospectus, which is included in the Registration Statement on Form S-4 filed by Palm with SEC on July 3, 2003, as such filing is amended from time to time. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the prospectus, which is included in the Registration Statement on Form S-4 filed by PalmSource with SEC on July 3, 2003, as such filing is amended from time to time. Additional information regarding the directors and executive officers of Palm is also included in Palm’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about August 26, 2002. This document is available free of charge at the SEC’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com).

Palm OS is a registered trademark of PalmSource, Inc., a subsidiary of Palm, Inc. Other brands may be trademarks of their respective owners.